SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Novus Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

67011N105

(CUSIP Number)

May 9, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67011N105	13G	Page 2 of 6 Pages

1.	Names of Reporting Persons Peregrine Ventures Management Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 617,686[1]
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 617,686[1]
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 617,686[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.9%
12.	Type of Reporting Person (See Instructions) FI

1.	Consists of 336,498 shares of common stock of Issuer owned by Peregrine Ventures Management Ltd. and 281,188 shares of common stock owned by Incentive II Management Ltd. Peregrine Ventures Management Ltd. is the general partner of Incentive II Management Ltd. All numbers give effect to the 1:9 reverse stock split effected by the Company on May 11, 2017.

CUSIP No. 67011N105	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Novus Therapeutics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

19900 MacArthur Blvd., Suite 550

Irvine, CA 92612

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of Peregrine Ventures Management Ltd. Peregrine Ventures Management Ltd. disclaims beneficial ownership of the shares reported herein, except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that the reporting persons are the beneficial owner of such securities for purposes of Section 13(d), Section 13(g), Section 16, or for any other purposes.

Item 2(b).	Address of Principal Offices or, if None, Residence:

The business address of the Reporting Person is:

6 Yoni Netanyahu Street, Or Yehuda, Israel

Item 2(c).	Citizenship:

Peregrine Ventures Management Ltd. is incorporated in the State of Israel.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

67011N105

Item 3.	If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

Not applicable.

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. 67011N105	13G	Page 4 of 6 Pages

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)	Amount beneficially owned:

617,6861

(b)	Percent of class:

8.9%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 617,686 shares

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 617,686 shares

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

[1]	Consists of 336,498 shares of common stock of Issuer owned by Peregrine Ventures Management Ltd. and 281,188 shares of common stock of Issuer owned by Incentive II Management Ltd. Peregrine Ventures Management Ltd. is the general partner of Incentive II Management Ltd. All numbers give effect to the 1:9 reverse stock split effected by the Company on May 11, 2017.

CUSIP No. 67011N105	13G	Page 5 of 6 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 67011N105	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2017

PEREGRINE VENTURES MANAGEMENT LTD.

By:	/s/ Boaz Lifschitz
Name: Boaz Lifschitz
Title: Director

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).